FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Spiller           Jonathan           M.
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   (Last)            (First)            (Middle)

   c/o Armor Holdings, Inc.
   1400 Marsh Landing Parkway, Suite 112
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                     (Street)

   Jacksonville           FL           32250
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Armor Holdings, Inc. (AH)

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3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Day/Year

   9/16/02*

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5. If Amendment, Date of Original (Month/Day/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   President and Chief Executive Officer

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                        2A. Deemed                                                  5. Amount of
                            Execu-                                                     Securities    6. Owner-
               2. Trans-    tion                                                       Beneficially     ship
                  action    Date      3. Trans-       4. Securities Acquired (A)       Owned            Form:
                  Date      if any       action          or Disposed of (D)            Following        Direct      7. Nature of
                  -------   ------       Code            (Instr. 3, 4 and 5)           Reported         (D) or         Indirect
1. Title of       (Month/   (Month/   (Instr. 8)      --------------------------       Transaction(s)   Indirect       Beneficial
   Security       Day/      Day/      ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
   (Instr. 3)     Year)     Year)     Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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Common Stock,
par value
$0.01 per
share            8/12/02               A      V       110,447     A         (1)         428,295             D
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Common Stock,
par value
$0.01 per
share                                                                                    20,000             I         By Children
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* Each of the transactions reported herein is reportable on a Form 5 and is being voluntarily reported on this Form 4 which is being filed prior to the due date of the Form 5.


                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.      2.        3.     3A.       4.        5.            6.                7.           8.        9.         10.       11.
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                                                                            Title and               Number of   Ownership
                                             Number of    Date Exer-        Amount of               Derivative  Form of
                                             Derivative   cisable and       Underlying              Securities  Deriv-
                            Deemed           Securities   Expiration        Securities      Price   Benefi-     ative
Title     Conver-           Execu-  Trans-   Acquired (A) Date (Month/      (Instr. 3       of      cially      Security:
of        sion or   Trans-  tion    action   or Disposed   Day/Year)         and 4)         Deriv-  Owned       Direct
Deriv-    Exercise  action  Date,   Code     of (D)       --------------   --------------   ative   Following   (D) or    Nature of
ative     Price of  Date    if any  (Instr.  (Instr. 3,   Date                     Amount   Secur-  Reported    Indirect  Indirect
Security  Deriv-    Month/  Month/   8)       4 and 5)    Exer-    Expir-          or Num-  ity     Transac-    (I)       Beneficial
(Instr.   ative     Day/    Day/    -------- ----------   cis-     ation           ber of   (Instr. tion(s)     (Instr.   Ownership
3)        Security  Year)   Year)   Code  V  (A)   (D)    able     Date    Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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Stock
Options
(Right
to Buy)                                                                    Common
(2)      $1.05                                              (3)            Stock   14,191            14,191       D
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Stock
Options
(Right
to Buy)                                                                    Common
(4)      $10.4375                                           (3)    9/2/07  Stock  100,000           100,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(4)      $11.00                                             (3)    9/2/07  Stock  100,000           100,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(4)      $12.00                                             (3)    9/2/07  Stock   50,000            50,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(5)      $11.3125                                           (3)    1/1/09  Stock  300,000           300,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(6)      $23.93   3/13/02            A    V  118,000        (7)    3/12/12 Stock  118,000           118,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(8)      $23.93   3/13/02            A    V   10,000      12/31/03 3/12/12 Stock   10,000            10,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(10)     $24.07   6/24/02            A    V  172,000        (9)    6/24/12 Stock  172,000           172,000       D
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Stock
Options
(Right
to Buy)                                                                    Common
(10)     $24.07   6/24/02            A    V  125,000      12/31/04 6/24/12 Stock  125,000           125,000       D
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(1) Represents a restricted stock award from the issuer, of which 10,447 shares vest upon grant and 100,000 shares vest on December 31, 2016.
(2)  Granted pursuant to the Armor Holdings, Inc. 1994 Incentive Stock Plan.
(3)  Presently exercisable.
(4)  Granted pursuant to the Armor Holdings, Inc. 1996 Stock Option Plan.
(5)  Granted pursuant to the Armor Holdings, Inc. 1998 Stock Option Plan.
(6)  Granted pursuant to the Armor Holdings, Inc. 1999 Stock Incentive Plan.
(7) Options to purchase 100,000 shares vest on December 31, 2002 and options to purchase 18,000 shares vest on December 31, 2003.
(8)  Granted pursuant to the Armor Holdings, Inc. 2002 Executive Stock Plan.
(9) Option to purchase 72,000 shares vest on December 31, 2003 and options to purchase 100,000 shares vest on December 31, 2004.
(10) Granted pursuant to the Armor Holdings, Inc. 2002 Stock Incentive Plan.

* If the Form is filed by more than one reporting person, See Instruction
  5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

              /s/ Jonathan M. Spiller                      September 16, 2002
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              ** Signature of Reporting Person                    Date

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.